Exhibit 99.5

AMENDMENT NO. 1

TO THE

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Equitable Financial Corp.

Grand Island, Nebraska

As Of:

August 23, 2005

Prepared By:

Keller & Company, Inc.

555 Metro Place North

Suite 524

Dublin, Ohio 43017

(614) 766-1426

KELLER & COMPANY, INC.

Financial Institution Consultants

Investment and Financial Advisors

555 Metro Place North	614-766-1426
Suite 524	614-766-1459 (fax)
Dublin, Ohio 43017

August 31, 2005

Board of Directors

Equitable Federal Savings Bank

113 North Locust Street

Grand Island, NE 68801

To the Board:

In recognition of recent developments, we hereby submit Amendment No. 1 (“Amendment”) to our original Conversion Valuation Appraisal Report as of June 22, 2005 (“Original Appraisal”), updating the value of the to-be-issued common stock of Equitable Financial Corp., a Delaware corporation (the “Corporation”), formed as a mid-tier holding company to own all of the common stock of Equitable Federal Savings Bank (“Equitable Federal” or the “Bank”), Grand Island, Nebraska. The Corporation will be majority owned by Equitable Financial, MHC, a federally-chartered mutual holding company. The Corporation will sell 43.1 percent of the appraised value of the Corporation as determined in this Report in a minority stock offering and 1.9 percent of the appraised value will be held by Equitable Bank Charitable Foundation. This Amendment as of August 23, 2005, was prepared after a review of the Original Appraisal and is being submitted to the Office of Thrift Supervision as an amendment to the Original Appraisal. For reference, the Original Appraisal is attached hereto as Addendum A.

This Amendment is based on conversations with the management of Equitable Federal and the law firm of Muldoon Murphy & Aguggia LLP, Washington, D.C. As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Amendment, we have given consideration to current market conditions, the recent performance of publicly-traded thrift institutions, including those institutions in Equitable Federal’s comparable group and recently converted thrift institutions, current thrift conversion activity and the elimination of the foundation. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly-traded thrift institutions in Equitable Federal’s city, county and market area revealed no institutions involved in such activity, as indicated in Exhibit 1.

We have recognized a reinvestment rate of 3.89 percent before taxes in this Amendment, increased from 3.25 percent in the Original Appraisal, based on current short term interest rates.

Board of Directors

Equitable Federal Savings Bank

August 31, 2005

We have updated the three valuation methods used in the Original Appraisal based on Equitable Federal’s June 30, 2005, audited financial statements and using the stock prices of publicly-traded thrift institutions, including the Bank’s comparable group, as of August 23, 2005. Exhibits 2 and 3 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured thrift institutions excluding mutual holding companies. Exhibits 4 and 5 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured mutual holding companies. Exhibit 6 identifies the Bank’s comparable group and provides comparative operating and financial data on Equitable Federal and the comparable group institutions.

Exhibit 7 provides a summary of publicly-traded thrift conversions since June 30, 2004, and the relative movement of their share prices. For the 33 conversions completed from July 1, 2004, to August 23, 2005, including 23 mutual holding companies, the average percentage price change one day after IPO was a positive 8.45 percent with a median of 7.50 percent, from a low of a negative (6.60) percent to a high of 36.00 percent. For the 21 transactions closing to date in 2005, the average percentage price change one day after IPO has been a lower 6.72 percent with a median of 6.00 percent, from a low of (6.60) percent to a high of 36.00 percent . The average percentage price change one week after IPO for those 21 2005 transactions was 6.17 percent, much lower than the 11.68 percent for the 12 transactions closing during the second half of 2004. It should be noted that of the 21 transactions completed since January 1, 2005, 5 were trading at prices lower than their IPO prices as of August 23, 2005, and 7 of the 21 issues were trading below their first day prices.

As presented in Exhibit 8, since June 22, 2005, there have been varying movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of Equitable Federal’s comparable group, all publicly-traded, FDIC-insured thrifts in the United States (“all thrifts”) and all FDIC-insured thrifts traded on NASDAQ. The average price to net earnings multiple for the comparable group decreased by 18.34 percent, while the average price to core earnings multiple for the comparable group decreased by 9.21 percent from 22.59 times earnings to 20.51 times earnings during that period. The average market price to book value ratio for all thrifts decreased by 1.83 percent from 142.82 percent at June 22, 2005, to 140.21 percent at August 23, 2005, and increased by a nominal 1.20 percent from 108.60 percent to 109.90 percent for the comparable group. The average price to assets ratio decreased from 13.96 percent to 13.82 percent for all thrifts and increased from 11.56 percent to 11.82 percent for the comparable group for the same time period. Exhibit 8 also presents the values, numerical changes and percentage changes of the SNL Thrift Index, the Dow Jones Industrial Average (DJIA) and NASDAQ as of June 22, 2005, and August 23, 2005. As indicated, from June 22, 2005, to August 23, 2005, the SNL Thrift Index increased 1.64 percent, while the DJIA decreased 0.65 percent and NASDAQ increased 2.16 percent. The trend in the market price of thrift stocks since the Original Appraisal indicates a 0.19 percent increase in the average price per share for all publicly-traded thrifts and a larger increase of 3.26 percent for the comparable group.

Exhibit 9 presents detailed market, pricing and financial ratios for Equitable Federal, all thrifts, the 2 publicly-traded Nebraska thrifts and the comparable group as of August 23, 2005.

Board of Directors

Equitable Federal Savings Bank

August 31, 2005

Exhibit 10 provides Equitable Federal’s audited June 30, 2005, assets and equity, which are different from those used in the Original Appraisal. The Bank had assets of $145,372,000 and equity of $14,363,000 at June 30, 2005, and net and core income after taxes of $283,000 and $18,000, respectively, for the twelve months ended June 30, 2005. The Bank’s core earnings for the twelve months ended June 30, 2005, were derived by deducting from the Bank’s $351,000 net income before taxes its nonrecurring gain of $329,000 on the sale of Intrieve stock and applying its effective tax rate of 19.37 percent to the resulting $22,000 net income before taxes.

The trend in the market price of thrift stocks since the Original Appraisal indicates a 3.26 percent increase in the average price per share of the ten comparable group institutions. Of those ten institutions, six experienced increases in their price per share and four experienced decreases. As previously detailed, the pricing ratios also demonstrated varying movement since June 22, 2005. From June 22, 2005, to August 23, 2005, the comparable group’s average price to core earnings multiple decreased by 9.21 percent and its average price to book value ratio increased by 1.20 percent.

This Amendment is based on a review of each of the adjustments made in the Original Appraisal relative to the comparable group and of the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing and pricing ratios. This Amendment reaffirms the following adjustments:

	Original Appraisal	Amendment

Earnings Performance	Downward	Downward

Market Area	Downward	Downward

Financial Condition	None	None

Asset, Loan and Deposit Growth	Downward	Downward

Dividend Payments	None	None

Subscription Interest	Downward	Downward

Liquidity of the Stock	Downward	Downward

Management	None	None

Marketing of the Issue	Downward	Downward

It should be noted that the downward adjustment for earnings performance was slightly greater at August 23, 2005, than at June 22, 2005, based on the Bank’s lower net and core earnings for the twelve months ended June 30, 2005, compared to March 31, 2005. The above reaffirmed adjustments reflect, since June 22, 2005, generally flat overall market conditions in an environment of rising interest rates.

In our opinion, considering the foregoing factors, no change to the pro forma midpoint value of the Corporation indicated in the Original Appraisal is warranted at this time.

Board of Directors

Equitable Federal Savings Bank

August 31, 2005

This updated valuation of the Corporation incorporating its current June 30, 2005, audited financial statements is based on the following valuation ratios as of August 23, 2005:

Price to earnings multiple:
Midpoint	33.39	x
Super maximum	36.64	x

Price to core earnings multiple:
Midpoint	51.84	x
Super maximum	51.87	x

Price to book value ratio:
Midpoint	68.07%
Super maximum	74.71%

Price to assets ratio:
Midpoint	14.93%
Super maximum	18.82%

With the exception of the price to core earnings multiple, the pricing ratios indicated only nominal changes from June 22, 2005, to August 23, 2005. As indicated above, at the midpoint, the price to book value ratio decreased slightly from 68.35 percent at June 22, 2005, to 68.07 percent as of August 23, 2005; the price to net earnings multiple increased from 31.90 to 33.39; the price to core earnings multiple increased from 31.90 to 51.84; and the price to assets ratio remained constant at 14.93 percent as of August 23, 2005. At the super maximum, the price to book value ratio decreased from 75.03 percent at June 22, 2005, to 74.71 percent as of August 23, 2005; the price to net earnings multiple increased from 36.48 to 36.64; the price to core earnings multiple increased from 36.48 to 51.87; and the price to assets ratio decreased from 18.84 percent to 18.82 percent as of August 23, 2005.

Exhibit 15 details the fully converted pricing ratio premium or discount applied to the comparable group to determine the value of the Corporation. The midpoint discount from the comparable group average price to book value ratio was 38.06 percent at August 23, 2005, slightly greater than the discount of 37.06 percent at June 22, 2005. The price core earnings multiple premium at the midpoint increased from 41.18 percent to 152.77 percent during that time period as a result of the Bank’s lower core earnings for the twelve months ended June 30, 2005, compared to March 31, 2005. The midpoint premium of 29.21 percent in the price to assets ratio at June 22, 2005, decreased to a premium of 26.33 percent at August 23, 2005. At August 23, 2005, the super maximum price to book value ratio discount was 32.02 percent, slightly higher than the discount of 31.78 percent at June 22, 2005; the price to core earnings multiple premium was 152.93 percent and the price to assets ratio premium was 59.21 percent.

Board of Directors

Equitable Federal Savings Bank

August 31, 2005

As indicated in the Prospectus, at or for the twelve months ended June 30, 2005, based on the minority shares to be sold in the offering, representing 43.1 percent of the total number of shares to be issued and the actual net proceeds of the offering, the price to book value ratio will range from 99.01 percent at the minimum to 127.88 percent at the super maximum.

The valuation range in both the Original Appraisal and this Amendment indicate a fully converted midpoint of $25,000,000, with a minimum of $21,250,000, a maximum of $28,750,000, and a super maximum of $33,062,500, representing 2,125,000 shares, 2,500,000 shares, 2,875,000 shares and 3,306,250 shares at $10.00 per share at the minimum, midpoint, maximum and super-maximum, respectively.

The fully converted pro forma market value of the Corporation was $25,000,000 at the midpoint as of August 23, 2005.

Sincerely,

KELLER & COMPANY, INC.

/s/ Keller & Company, Inc.